SECURI[illegible] 13025384 [illegible]SION

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SEC FILE NUMBER
8-48651

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hyundai Securities (America), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, Suite 1900

(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm — (212) 897-1685

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass

(Name - if *individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(city)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 8/12/13

SEC
Mail Processing
Section
MAY 30 2013
Washington DC
401

Hyundai Securities (America), Inc. and Subsidiary

Consolidated Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
March 31, 2013

Hyundai Securities (America), Inc. and Subsidiary

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Stockholder's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[x] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[x] A copy of the SIPC Supplemental Report.
[x] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Yoon Gu Eric Lee, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Hyundai Securities (America), Inc. and Subsidiary for the year ended March 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

State of New York
County of New York
Subscribed and sworn to before me
This 29 day of MAY 2013

Notary Public

OMAWATTI GARDNER
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01GA6217430
My Commission Expires Feb. 8, 2014

Hyundai Securities (America), Inc. and Subsidiary
Index
March 31, 2013

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.494.6666
fax 973.494.0337
www.rkco.com

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Hyundai Securities (America), Inc.

We have audited the accompanying consolidated statement of financial condition of Hyundai Securities (America), Inc. and Subsidiary (the "Company"), as of March 31, 2013, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hyundai Securities (America), Inc. and Subsidiary as of March 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Rothstein Kass

Roseland, New Jersey
May 23, 2013

Hyundai Securities (America), Inc. and Subsidiary
Consolidated Statement of Financial Condition
March 31, 2013

Assets

Cash	$	609.424
Time deposits		3.039.470
Receivable from broker-dealers		173.791
Investment in private company, at fair value		18.348.231
Receivable from parent		28,489
Other assets		99,483
Total assets	$	22.298.888

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	89.181
Common stock - $.01 par, 1000 shares authorized; 220 shares issued and outstanding	$	2
Additional paid-in capital		31.999,998
Accumulated deficit		(9,790,293)
Total stockholder's equity	$	22,209,707
Total liabilities and stockholder's equity	$	22,298,888

The accompanying notes are an integral part of these consolidated financial statements.

Hyundai Securities (America), Inc. and Subsidiary
Consolidated Statement of Operations
Year Ended March 31, 2013

Revenues	
Commissions	$ 405,051
Interest income	36,840
Gain on investment	836,382
Other revenue	18,413
Total revenues	$ 1,296,686
Expenses	
Employee compensation and benefits	$ 849,706
Occupancy	178,181
Travel and entertainment	150,211
Communications	91,629
Clearing fees	42,640
Professional fees	125,460
Other expenses	86,496
Total expenses	$ 1,524,323
Net loss before income tax benefit	$ (227,637)
Income tax benefit	51,804
Net loss	$ (175,833)

The accompanying notes are an integral part of these consolidated financial statements.

Hyundai Securities (America), Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
Year Ended March 31, 2013

	Common Stock				
	Number of shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, April 1, 2012	220	$ 2	$ 31,999,998	$ (9,614,460)	$ 22,385,540
Net loss				(175,833)	(175,833)
Balance, March 31, 2013	220	$ 2	$ 31,999,998	$ (9,790,293)	$ 22,209,707

The accompanying notes are an integral part of these consolidated financial statements.

Hyundai Securities (America), Inc. and Subsidiary
Consolidated Statement of Cash Flows
Year Ended March 31, 2013

Cash flows from operating activities	
Net loss	$ (175,833)
Adjustments to reconcile net loss to net cash used for operating activities	
Decrease (increase) in operating assets:	30,212
Investment in private company, at fair value	(836,382)
Receivable from parent	13,923
Other assets	(34,146)
Increase in operating liabilities:	
Accounts payable and accrued expenses	8,924
Net cash used for operating activities	(993,302)
Cash	
Beginning of year	$ 1,602,726
End of year	$ 609,424

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations

Hyundai Securities (America), Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a subsidiary of Hyundai Securities Co., Ltd. (the "Parent"), located in Seoul, South Korea. The Company is principally involved in the brokerage of U.S. and Korean securities and also engages in underwriting activities.

Hyundai Securities (America) Investment Advisors ("HSAIA") is a wholly-owned inactive subsidiary of the Company. At March 31, 2013, HSAIA had no assets and no liabilities, and no income or expenses for the year then ended.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
The Company's checking and savings accounts are held by one financial institution and therefore are subject to the credit risk at that financial institution.

The Company also holds two time deposits with two different banks for investment purposes which is included in Time deposits on the Consolidated Statement of Financial Condition.

The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition
Securities transactions and the related revenues are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized when earned. Commission income is recorded when earned.

Valuation of Investments and Valuation Processes
In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

2. Summary of Significant Accounting (continued)

Valuation of Investments and Valuation Processes (continued)

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 2. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

2. Summary of Significant Accounting (continued)

Valuation of Investments and Valuation Processes (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Investment in Private Company

The investment in the private company is valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment company, without adjustment, when the net asset valuations of the investments are calculated in a manner consistent with GAAP for investment companies. The Company applies the practical expedient to its investments in private companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation. If it is probable that the Company will sell an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Company considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in the secondary market, bids received from potential buyers, and overall market conditions in its determination of fair value.

Investments in private companies are included in Level 3 of the fair value hierarchy. In determining the level, the Company considers the length of time until the investment is redeemable, including notice and lock-up periods or any other restriction on the disposition of the investment. The Company also considers the nature of the portfolios of the underlying private investment companies and their ability to liquidate their underlying investments. If the Company has the ability to redeem its investment at the reported net asset valuation as of the measurement date, the investment is generally included in Level 2 of the fair value hierarchy. If the Company does not know when it will have the ability to redeem the investment of it does not have the ability to redeem its investment in the near term, the investment is included in Level 3 of the fair value hierarchy.

2. Summary of Significant Accounting (continued)

Translation of Foreign Currency
The Company adheres to the accounting and reporting requirements in accordance with GAAP relating to "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the consolidated statement of operations.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net trading and investment income in the consolidated statement of operations.

Income Taxes
The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in

2. Summary of Significant Accounting (continued)

Income Taxes (continued)

the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses and of changes to tax laws, regulations and interpretations thereof.

The Company files its income tax return in the U.S. federal and various state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for fiscal years ended before March 31, 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

3. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following table presents information about the Company's assets measured at fair value as of March 31, 2013:

Securities owned at fair value:	Level 1 Quoted prices in active markets for identical assets	Level 2 Significant other observable inputs	Level 3 Unobservable inputs	Balance as of 3/31/13
Investment in private company Common shares	$ -	$ -	$ 18,348,231	$ 18,348,231

3. Fair Value Measurements (continued)

Change in Level 3 assets measured at fair value for the year ended March 31, 2013:

Securities owned at fair value:	Beginning balance April 1, 2012	Realized & Unrealized Gains (Losses)	Purchases Sales and Settlements	Ending balance March 31, 2013	Change in Unrealized Gains (Losses) for Investments still held at March 31, 2013
Investment in private company Common shares	$ 17,511,849	$ 836,382	$ -	$ 18,348,231	$ 836,382

Realized and unrealized gains and losses are included in gain on investment in the consolidated statement of operations.

4. Related Party Transactions

Parent

The Company has a commission sharing agreement with the Parent, in which the Company receives a portion of the gross commission earned in connection with trades executed by the Parent that are introduced by the Company. Receivable from Parent includes commissions due to the Company and balances resulting from such trades. Substantially all of the Company's commission income was derived from transactions executed in accordance with this agreement. At March 31, 2013, the Company had a receivable of approximately $28,500 which is related to this agreement.

Investment in Private Company

The investment in private company is a related party under common ownership and control. The Company owns approximately 37% of the private company. At March 31, 2013, the underlying assets of the private company consist of approximately $12.7 million in cash, approximately $13.3 million in debt securities, $161,000 due from broker and approximately $4.2 million in an investment in an offshore fund. At March 31, 2013, approximately $836,000 of unrealized gains on the private investment is included in gain on investment on the consolidated statement of operations.

5. Income Taxes

At March 31, 2013, the Company has federal, state and city net operating loss carryforwards of $2,229,000, $2,415,000 and $2,497,000 respectively, which begin to expire in 2027. The Company had approximately $486,000 of deferred tax assets generated by the net operating losses as well as other timing differences and unrealized gains and losses in its investments. During the year ended March 31, 2013, the Company had determined that realization of its deferred tax asset is not likely and therefore has recorded a valuation for the full amount.

6. Net Capital Requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $250,000. At March 31, 2013, the Company had net capital of $3,755,437 which was $3,505,437 in excess of its required minimum net capital of $250,000.

7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraphs (k)(2)(i) and (ii), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Commitments

The Company is obligated under an operating lease for its New York office space that expires in January 2022.

Future minimum payments to be made under this lease are due in future years as follows:

Year Ending March 31,	Total Commitments
2014	$ 158,000
2015	158,000
2016	158,000
2017	158,000
2018	158,000
Thereafter	695,000
	$ 1,485,000

Rent expense under this operating lease for the year ended March 31, 2013 was approximately $167,000.

9. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces some of its securities transactions to a clearing broker on a fully-disclosed basis. Customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from broker-dealers includes an amount pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Concentration

The Company maintains its cash balances in various financial institutions. The Company does not believe that it has any significant risk with respect to its cash. The investment in private fund comprises approximately 82% of the Company's assets.

Hyundai Securities (America), Inc. and Subsidiary
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended March 31, 2013

Stockholder's equity	$ 22,209,707
Nonallowable assets:	
Investment in private company, at fair value	18,348,231
Receivable from parent	28,489
Other assets	74,493
	18,451,213
Net capital before haircuts	3,758,494
Haircuts on security positions	3,057
Net capital	3,755,437
Minimum net capital requirement	250,000
Excess net capital	$ 3,505,437

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II filing as of March 31, 2013.

Hyundai Securities (America), Inc. and Subsidiary

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended March 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) and (ii).

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Rothstein Kass

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To Hyundai Securities (America), Inc.

In planning and performing our audit of the consolidated financial statements of Hyundai Securities (America), Inc. and Subsidiary (the "Company"), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

Rothstein Kass

Roseland, New Jersey
May 23, 2013

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To Hyundai Securities (America), Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by Hyundai Securities (America), Inc. and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Hyundai Securities (America), Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hyundai Securities (America), Inc. management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein Kass

Roseland, New Jersey
May 23, 2013

Hyundai Securities (America), Inc. and Subsidiary
Schedule of SIPC Assessments and Payments
March 31, 2013

SIPC - 7 - General Assessment	$	1,028
Less amounts paid:		
October 2012		560
Amount due with Form SIPC-7 - paid in May 2013	$	468

SIPC Collection Agent: Securities Investor Protection Corporation